Paris, February 24, 2006

Strong growth of 25.7% in 2005 adjusted EPS1 Nearly 90% of synergies delivered by end 2005 Dividend increased by 26.7%

The consolidated income statement for the year ended December 31, 2005 is provided in the appendices. Consolidated net income for the year came to €2,258 million, after the €4,077 million post-tax impact of the accounting treatment of the Aventis acquisition (including restructuring costs).

In order to give a better representation of our underlying economic performance, we have decided to publish and explain adjusted consolidated income statements1 for 2005 and the fourth quart er of 2005, and to compare them with adjusted pro forma income statements1 for 2004 and the fourth quarter of 2004 respectively. Full-year adjusted net income for 2005 was €6,335 million, against €5,025 million for 2004.

FOURTH QUARTER
  Net sales: €7,007 million, up 7.0% (4.8% on a comparable basis 1 ); the fourth quarter was affectedby the introduction of generics of 4 products 2 in the United States
  Significant commercial spend on the launch of Ambien CR TM and on preparing for the Japaneselaunch of Plavix ® and the launch of Rimonabant
  Adjusted net income up 20.8% at €1,444 million
  Adjusted EPS up 20.0% at €1.08 (vs. €0.90 for the fourth quarter of 2004)
2005 FULL YEAR
  Net sales: €27,311 million, up 8.4% (9.3% on a comparable basis 1 )
  Increase of 18.7% in Adjusted operating income – current
  Adjusted net income up 26.1% at €6,335 million
  Adjusted EPS up 25.7% at €4.74 (vs. €3.77 for 2004)

NEARLY 90% OF CUMULATIVE SYNERGIES DELIVERED BY END 2005

  €1.4 billion of cumulative pre-tax synergies were delivered by end 2005, well ahead of the initialforecast of €960 million, confirming the outstanding success of the integration process.

SEVERAL R&D PROJECTS ADVANCE TO PHASE II AND III

· 55 projects in Phase II and III (vs. 48 in March 2005)

OUTLOOK FOR 2006

Commenting on 2006 outlook, the Chairman and CEO Mr Jean-François Dehecq said: “Barring major adverse events, and after taking account of the full-year impact of generics of Allegra®, Amaryl®, Arava®, and DDAVP®, we expect 2006 full-year adjusted EPS growth around 10%, based on an exchange rate of €1:$1.25, with sensitivity to the euro/dollar exchange rate estimated at 0.6% of growth for a 1-cent movement in the exchange rate”. (see page 5)

1 Refer to the Appendices for definitions of financial indicators [2] Allegra®, Amaryl ®, Arava®, DDAVP®

1/18

Adjusted consolidated income statement (unaudited)

The adjusted consolidated income statement is presented in Appendix 2.

Refer to Appendix 1 for definitions of “Pro forma income statement” and “Adjusted net income”, and to Appendix 3 for reconciliations of the consolidated income statement to the adjusted consolidated income statement.

Fourth quarter of 2005 (compared to adjusted fourth quarter of 2004)

Net sales generated by sanofi -aventis in the fourth quarter of 2005 were €7,007 million, a rise of 4.8% on a comparable basis. Exchange rate movements had a favorable effect of 3 points, and changes in Group structure had a negative effect of 0.8 of a point. After taking account of these effects, net sales rose by 7.0% on a reported basis.

Gross profit was €5,442 million, 9.1% higher than in the fourth quarter of 2004. Despite the introduction of generics of Allegra® and Amaryl® in the United States, the gross margin ratio (77.7%) increased by 1.5 points year-on-year thanks to tight control over cost of sales, a favorable product mix, and a 20.9% rise in “Other revenues”.

Research and development expenses were 6.6% up on the fourth quarter of 2004 at €1,150 million.

Selling and general expenses rose by 11.9% relative to the fourth quarter of 2004 to €2,283 million, representing 32.6% of net sales (vs. 31.1% in the fourth quarter of 2004). Selling expenses rose sharply due to the launch of Ambien CRTM in the United States, and to preparations for the Japanese launch of Plavix® and the launch of Rimonabant. There were further reductions in general expenses.

Other current operating income came to €69 million, compared with €129 million in the final quarter of 2004. The net change in this line includes a rise in the Group’s share of profits from Actonel®. The result of currency hedging is a small loss this year to be compared to a profit in the same period of the previous year.

The Employee Share Ownership Plan implemented in the fourth quarter of 2005 generated an expense of €31 million for the period. This expense, which is not deductible for tax purposes, is allocated to “Cost of sales”, “Research and development expenses” and “Selling and general expenses”, depending on the function occupied by individual employees.

Operating income – current came to €2,020 million, with year-on-year growth limited to 4.0% due to the impact of generics of 4 products2 in the United States; the significant increase in selling expenses and research and development expenses; net foreign exchange gains and losses; and the Employee Share Ownership Plan.

Other operating income and expenses, which includes the reversal of a provision (€59 million) relating to litigation with Bayer, shows income of €35 million, against €1 million for the fourth quarter of 2004.

Operating income was up 6.4% at €2,056 million.

Net financial expense amounted to €21 million, compared with €133 million in the fourth quarter of 2004. This marked improvement was due partly to a lower cost of debt and a reduction in net debt as a result of the cash flow generated by the Group, and partly to €30 million of gains arising on the disposal of certain equity holdings (mainly Viropharma).

Income tax expense came to €643 million, against €616 million for the fourth quarter of 2004, giving an effective tax rate of 31.6% (compared with 34.2%) .

2/18

The share of profit from associates was €140 million, against €101 million in the fourth quarter of 2004. This line includes the Group’s share of after-tax profits from the territories managed by BMS under the Plavix® and Avapro® alliance (€109 million, vs. €96 million in the fourth quarter of 2004). There was a marked increase in the contribution from Merial.

Minority interests amounted to €88 million, compared with €90 million in the fourth quarter of 2004. This line includes the share of pre-tax profits paid over to BMS from territories managed by sanofi-aventis (€80 million, vs. €82 million in the fourth quarter of 2004).

Net income was 20.8% higher at €1,444 million, representing 20.6% of net sales (vs. 18.2% for the fourth quarter of 2004).

Earnings per share (EPS) was €1.08, 20.0% higher than the 2004 fourth-quarter figure of €0.90, based on 1,338.5 million shares in the fourth quarter of 2005 and 1,333.8 million shares in the fourth quarter of 2004.

2005 full year (compared to 2004 full-year adjusted pro forma)

In 2005, sanofi-aventis generated net sales of €27,311 million, a rise of 9.3% on a comparable basis. Over the full year, exchange rate movements had a neutral effect, while changes in Group structure had a negative effect of 0.9 of a point. After taking account of these effects, reported-basis growth was 8.4% .

Gross profit was €21,341 million, 10.1% up on 2004. The gross margin ratio advanced by 1.2 points to 78.1%, compared with 76.9% in 2004. This improvement was achieved thanks to stronger sales, a favorable product mix, productivity gains, and the Group’s purchasing policy.

Research and development expenses were 2.0% higher than in 2004 at €4,044 million, representing 14.8% of net sales.

Selling and general expenses rose by 4.6% year-on-year to €8,250 million, representing 30.2% of net sales. Promotional expenses grew significantly over the year as a whole, but there was a sharp fall in general expenses.

Other current operating income was €261 million, against €314 million in 2004, reflecting lower foreign exchange gains than in 2004. The Group’s share of profits from Actonel® recorded further growth.

“Operating income – current” was 18.7% higher at €9,072 million, representing 33.2% of net sales, an improvement of 2.9 points relative to 2004.

Other operating income and expenses showed net income of €79 million, compared with €181 million in 2004, when this line included €410 million of gains on divestments and €156 million of bid defense costs. Amongst other items, the 2005 figure includes €102 million of gains on divestments (including €70 million on the sale of the oral hygiene business to Procter & Gamble) and a €59 million reversal of a provision related to litigation with Bayer.

Operating income was up 18.7% at €9,119 million, representing 33.4% of net sales (vs. 30.5% in 2004).

Net financial expense was €245 million, compared with €739 million in the previous year. This significant decrease in net financial expense reflects a lower cost of debt and a reduction in debt due to cash flow generated by the Group. Interest charges on debt amounted to €418 million, against €618 million in 2004.

3/18

Net financial expense also benefited from a reduction in provisions for investments (€34 million vs.€120 million in 2004) gains on disposals of equity investments, mainly Transkaryotic and Viropharma, of €94 million (vs. €10 million in 2004) and gains from mark to market of financial instruments (positive effect of €49 million in 2005, vs. negative effect of €11 million in 2004).

Income tax expense amounted to €2,774 million, against €2,146 million in 2004. The effective tax rate for the year was 31.3%, compared with 30.9% in 2004.

The share of profit from associates came to €584 million, compared with €535 million in 2004. This line includes the Group’s share of after-tax profits from the territories managed by BMS under the Plavix® and Avapro® alliance (€404 million, vs. €361 million in 2004). The contribution from Merial recorded further growth.

Minority interests were €349 million, against €305 million in 2004. This line includes the share of pre-tax profits paid to over to BMS from territories managed by sanofi-aventis (€300 million, vs. €257 million in 2004).

Net income was up 26.1% at €6,335 million, representing 23.2% of net sales (vs. 19.9% in 2004).

Earnings per share (EPS) was €4.74, 25.7% up on the 2004 figure of €3.77, based on an average number of shares outstanding of 1,336.5 million in 2005 and 1,333.4 million in 2004.

4/18

Consolidated cash flows and balance sheet at December 31, 2005

Net cash provided by operating activities (before changes in working capital) in 2005 amounted to €6,637 million.

Net cash used in investing activities amounted to €1,101 million, with capital expenditure totaling €1,143 million. Acquisitions (€692 million) mainly comprised the buyout of the Hoechst minority shareholders, while divestments (€733 million) consisted of the investment in Wacker, the oral hygiene business and various minority interests in the biotechnology sector.

After payment of the dividend3, free cash flow generated in 2005 amounted to €4.3 billion, enabling consolidated net debt to be cut from €14.2 billion at end December 2004 to €9.9 billion at end December 2005. Gearing at end December 2005 stood at 21.2% .

OUTLOOK FOR 2006

Barring major adverse events, sanofi-aventis expects full-year adjusted EPS growth for 2006 around 10%:

  despite the full -year impact of the availability of generics of Allegra ® , Amaryl ® , Arava ® andDDAVP ® in the United States;
  after taking account of substantial launch costs of Plavix ® in Japan and Rimonabant;
  assuming €300 million after tax of selected items 4 (gain on disposal of Exubera ® ) against€168 million after tax of selected items in 2005;
  based on an exchange rate of €1:$1.25, with sensitivity to the euro/dollar exchange rateestimated at 0.6% of growth for a 1-cent movement in the exchange rate.

Decisions of the Board of Directors

2005 dividend

The sanofi-aventis Board of Directors, at its meeting of February 23, 2006, decided to ask the Annual General Meeting of May 31, 2006 to approve a dividend of €1.52 per share, 26.7% higher than the €1.20 dividend paid in the previous year. The dividend payment date will be June 7, 2006.

The Board of Directors also decided:

- to ask the Annual General Meeting of May 31, 2006 to reappoint Lord Douro as a director;

- to ask the Annual General Meeting of May 31, 2006 to appoint Gérard le Fur, Senior Executive Vice President, as a director;

- to ask the Annual General Meeting of May 31, 2006 to set an age limit of 70 for the office of Chairman of the Board of Directors;

- to cancel treasury shares representing 3.40% of the capital. After this cancellation, the share capital of sanofi-aventis comprises 1,354,238,425 shares with a par value of €2.

3 and including notably €110 million generated by the shares issued under the Employee Share Ownership Plan

4 Refer to the Appendice 5

5/18

Research and development update

The number of projects in late stage clinical development has increased significantly.

  55 phase II and III projects, compared with 48 in March 2005.

Three products will move to phase III:

  NV1FGF, a plasmid gene therapy for inducing the formation of new vessels in patients withcritical leg ischemia (presentation of phase IIb study results planned at ACC, March 2006).
  SSR 126517, a biotinylated long -acting pentasaccharide, will enter phase III, as the developmentof idraparinux (presentation of Van Gogh program results planned at ASH, December 2006)offers the potential of abridged clinical development in patients with pulmonary embolism anddeep venous thrombosis.
  M 100907, a selective 5HT2 receptor antagonist for enhancing sleep quality, which demonstratedpositive phase IIb results in insomnia.
Three compounds are moving to phase IIb:
  AVE7688 (ACE/NEP inhibitor) in hypertension and diabetic nephropathy.
  SL 650472 (serotonin antagonist) in peripheral arterial obstructive disease.
  AVE0010 (GLP1 agonist) in type 2 diabetes.

Two developments have been discontinued: meclinertant in small cell lung cancer, and SL 650155 in Alzheimer’s disease.

Sanofi-aventis currently has 129 projects in research and development, including more than 80 in clinical development and 55 in late stage development.

Sanofi-aventis is planning to submit for regulatory approval by end 2008 11 new chemical entities, 7 vaccines and numerous line extensions. The regulatory submission of SR 121463, a V2 receptor antagonist that has demonstrated positive phase III results in the treatment of SIADH (syndrome of inappropriate antidiuretic hormone secretion), is planned in 2006.

6/18

Recent Events

February 6, 2006	Sanofi Pasteur announces the shipment of additional quantities of the H5N1 vaccine to support US government pandemic initiatives

February 17, 2006	Sanofi -aventis announced that it has received from the FDA an approvable letter for rimonabant for weight management and a non approvable letter for smoking cessation.

Financial Calendar

March 22, 2006	Analyst/Investor Meeting in New York
May 5, 2006	1st Quarter 2006 Sales and Results
May 31, 2006	Annual General Meeting
August 2, 2006	2nd Quarter and 1st Half 2006 Sales and Results
September 19, 2006	Analyst/Investor Meeting in Paris
October 31, 2006	3rd Quarter 2006 Sales and Results

Forward-Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions. Although sanofi-aventis’ management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in sanofi-aventis’ annual report on Form 20-F for the year ended December 31, 2004. Other than as required by applicable law, sanofi -aventis does not undertake any obligation to update or revise any forward-looking information or statements. The sanofi-aventis Group conducts its business in the United States through its subsidiaries Sanofi -Synthélabo Inc., Aventis Pharmaceuticals Inc. and Sanofi Pasteur Inc.

7/18

APPENDICES: List of appendices: Appendix 1: Explanatory notes

Appendix 2: 2005 fourth-quarter and full-year adjusted consolidated financial statements (unaudited)

Appendix 3: 2005 fourth-quarter and full-year reconciliations of consolidated income statement to adjusted consolidated income statement (unaudited)

Appendix 4: Sanofi-aventis simplified consolidated balance sheet and statement of cash flows

Appendix 5: Trend in selected items of adjusted net income

Appendix 1: Explanatory notes

Comparable net sales: When we refer to the change in our sales on a “comparable” basis, we mean that we exclude the impact of exchange rate movements and changes in Group structure (acquisitions and divestments of interests in entities and rights to products, and changes in consolidation method for consolidated entities).

For any two periods, we exclude the impact of exchange rates by recalculating sales for the earlier period on the basis of exchange rates used in the later period. We exclude the impact of acquisitions by including sales for a portion of the prior period equal to the portion of the current period during which we owned the entity or product rights based on sales information we receive from the party from whom we make the acquisition.

Similarly, we exclude sales in the relevant portion of the prior period when we have sold an entity or rights to a product.

For a change in consolidation method, the prior period is recalculated on the basis of the method used for the current period.

Reconciliation of 2004 pro forma reported net sales to 2004 pro forma comparable net sales

€ million	2004 full year

Pro forma 2004 net sales	25,199

Impact of changes in Group structure	(212)

Impact of exchange rates	(3)

Pro forma comparable 2004 net sales	24,984

€ million	Q4 2004

Pro forma Q4 2004 net sales	6,551

Impact of changes in Group structure	(51)

Impact of exchange rates	189

Pro forma comparable Q4 2004 net sales	6,689

8/18

Adjusted net income: We define “adjusted net income” as accounting net income (determined under IFRS) adjusted to exclude (i) the material impacts of purchase accounting for the Aventis acquisition and (ii) acquisition-related integration and restructuring costs. Sanofi-aventis believes that eliminating these impacts from net income gives investors a better understanding of the underlying economic performance of the combined Group.

The material impacts of the application of purchase accounting to the acquisition are as follows:

-	charges arising from the remeasurement of Aventis inventories at fair value, net of tax;

-	amortization/impairment expense generated by the remeasurement of Aventis intangible assets, net of tax;

-	any impairment charged against the goodwill arising on the acquisition.

Sanofi-aventis also excludes acquisition-related integration and restructuring costs from adjusted net income.

A 2004 full-year adjusted pro forma income statement (prepared under IFRS) is presented for comparability purposes as though the offer for Aventis, and the transactions described below, had occurred on January 1, 2004. The basis of preparation of the pro forma income statement is as follows:

-	elimination of the income statement contribution of Arixtra, Fraxiparine and Campto;

-	elimination of Aventis Behring, divested at the start of 2004.

€ million	2005 full-year	2005 full-year	2004 full-year
	consolidated	adjusted	adjusted
		consolidated	pro forma
		(unaudited)	(unaudited)

Net sales	27,311	27,311	25,199

Net income	2,258	6,335	5,025

Basic EPS (in euros)	1.69	4.74	3.77

€ million	Q4 2005	Q4 2005	Q4 2004
	consolidated	adjusted	adjusted
		consolidated
	(unaudited)	(unaudited)	(unaudited)

Net sales	7,007	7,007	6,551

Net income	456	1,444	1,195

Basic EPS (in euros)	0.34	1.08	0.90

9/18

Appendix 2: 2005 fourth-quarter and full-year adjusted consolidated financial statements (unaudited)

The adjusted consolidated income statements are derived from the consolidated income statements as presented in Appendix 3.

Sanofi-aventis 2005 fourth-quarter adjusted consolidated income statement

	Q4 2005	as % of	Q4 2004	as % of	% change
€ million	Adjusted	net sales	Adjusted pro	net sales
	consolidated		forma income
	income		statement
	statement		(unaudited)
	(unaudited)

Net sales	7,007	100%	6,551	100%	+7.0%

Other revenues	336	4.8%	278	4.2%	+20.9%

Cost of sales	(1,901)	(27.1%)	(1,839)	(28.0%)	+3.4%

Gross profit	5,442	77.7%	4,990	76.2%	+9.1%

Research & development expenses	(1,150)	(16.4%)	(1,079)	(16.5%)	+6.6%

Selling & general expenses	(2,283)	(32.6%)	(2,040)	(31.1%)	+11.9%

Other current operating income	69	-	129	-	-46.5%

Other current operating expenses	(30)	-	(29)	-	+3.4%

Amortization of intangibles	(28)	-	(28)	-	-

Operating income – current	2,020	28.8%	1,943	29.7%	+4.0%

Restructuring costs	5	-	(11)	-	-

Impairment of PP&E and intangibles	(4)	-	0	-	-

Other operating income and expenses	35	-	1	-	-

Operating income	2,056	29.3%	1,933	29.5%	+6.4%

Financial expenses	(104)	-	(157)	-	-33.8%

Financial income	83	-	24	-	-

Income before tax and associates	2,035	29.0%	1,800	27.5%	+13.1%

Income tax expense	(643)	(9.1%)	(616)	(9.4%)	+4.4%

Effective tax rate	31.6%	-	34.2%	-	-

Share of profit/loss of associates	140	-	101	-	+38.6%

Net income before minority interests	1,532	21.9%	1,285	19.6%	+19.2%

Minority interests	(88)	-	(90)	-	-2.2%

Net income	1,444	20.6%	1,195	18.2%	+20.8%

Average number of shares outstanding (million)	1,338.5		1,333.8		-

Earnings per share (in euros)	1.08		0.90		+20.0%

10/18

Sanofi-aventis 2005 full-year adjusted consolidated income statement
	2005 full-year	as % of	2004 full-year	as % of	% change
€ million	Adjusted	net sales	Adjusted pro	net sales
	consolidated		forma income
	income		statement
	statement		(unaudited)
	(unaudited)

Net sales	27,311	100%	25,199	100%	+8.4%

Other revenues	1,202	4.4%	1,109	4.4%	+8.4%

Cost of sales	(7,172)	(26.3%)	(6,918)	(27.5%)	+3.7%

Gross profit	21,341	78.1%	19,390	76.9%	+10.1%

Research & development expenses	(4,044)	(14.8%)	(3,964)	(15.7%)	+2.0%

Selling & general expenses	(8,250)	(30.2%)	(7,888)	(31.3%)	+4.6%

Other current operating income	261	-	314	-	+13.1%

Other current operating expenses	(124)	-	(98)	-	-10.7%

Amortization of intangibles	(112)	-	(114)	-	-1.8%

Operating income – current	9,072	33.2%	7,640	30.3%	+18.7%

Restructuring costs	(25)	-	(141)	-	-82.3%

Impairment of PP&E and intangibles	(7)	-	-	-	-

Other operating income and expenses	79	-	181	-	-

Operating income	9,119	33.4%	7,680	30.5%	+18.7%

Financial expenses	(532)	-	(848)	-	-37.3%

Financial income	287	-	109	-	-

	8,874
Income before tax and associates		32.5%	6,941	27.5%	+27.8%

Income tax expense	(2,774)	(10.1%)	(2,146)	(8.5%)	+29.3%

Effective tax rate	31.3%	-	30.9%	-	-

Share of profit/loss of associates	584	-	535	-	+9.2%

Net income before minority interests	6,684	24.5%	5,330	21.2%	+25.4%

Minority interests	(349)	-	(305)	-	+14.4%

Net income	6,335	23.2%	5,025	19.9%	+26.1%

Average number of shares outstanding (million)	1,336.5		1,333.4		-

Earnings per share (in euros)	4.74		3.77		+25.7%

11/18

Appendix 3: 2005 fourth-quarter and full-year reconciliations of consolidated income statement to adjusted consolidated income statement (unaudited)

2005 fourth quarter:

The adjustments to the income statement reflect the elimination of material impacts of the application of purchase accounting to the Aventis acquisition (€838 million net of deferred taxes, with no cash impact for the Group) and restructuring charges (€150 million net of tax), i.e. a total impact of €988 million.

2005 fourth-quarter reconciliation of consolidated income statement to adjusted consolidated income statement (unaudited)

	Q4 2005		Q4 2005
€ million	consolidated	Adjustments	adjusted
	(unaudited)		consolidated
			(unaudited)

Net sales	7,007	-	7,007

Other revenues	336	-	336

Cost of sales	(1,904)	3(a)	(1,901)

Gross profit	5,439	3	5,442

Research & development expenses	(1,150)	-	(1,150)

Selling & general expenses	(2,283)	-	(2,283)

Other current operating income	69	-	69

Other current operating expenses	(30)	-	(30)

Amortization of intangibles	(1,093)	1,065 (b)	(28)

Operating income – current	952	1,068	2,020

Restructuring costs	(223)	228 (c)	5

Impairment of PP&E and intangibles	(215)	211 (d)	(4)

Other operating income and expenses	35	-	35

Operating income	549	1,507	2,056

Financial expenses	(104)	-	(104)

Financial income	83	-	83

Income before tax and associates	528	1,507	2,035

Income tax expense	(104)	(539) (e)	(643)

Share of profit/loss of associates	120	20 (f)	140

Net income before minority interests	544	988	1,532

Minority interests	(88)	-	(88)

Net income	456	988	1,444

Average number of shares outstanding (million)	1,338.5		1,338.5

Earnings per share (in euros)	0.34	0.74	1.08

12/18

The material impacts of the application of purchase accounting to the Aventis acquisition and of restructuring charges on the 2005 fourth-quarter consolidated income statement are as follows:

(a)	A charge of €3 million arising from the workdown of acquired inventories remeasured at fair value. This adjustment has no cash impact on the Group.

(b)	An amortization charge of €1,065 million against intangible assets. This adjustment has no cash impact on the Group.

(c)	A pre-tax restructuring charge of €228 million.

(d)	Impairment losses of €211 million, relating mainly to generics in the United States and to R&D projects recognized on the acquisition of Aventis. This adjustment has no cash impact on the Group.

(e)	The tax impact primarily comprises:

	1)	Deferred taxes of €461 million generated by the amortization charge of €1,065 million taken against intangible assets, by impairment of intangibles of €211 million, and by the €3 million charge arising from the workdown of acquired inventories remeasured at fair value. This adjustment has no cash impact on the Group.

	2)	A tax saving of €78 million related to the €228 million of restructuring charges .

(f)	In “Share of profit/loss from associates”, a charge of €20 million corresponding to the amortization of intangibles (net of tax) and the workdown of acquired inventories. This adjustment has no cash impact on the Group.

13/18

2005 full year:

The adjustments to the income statement reflect the elimination of material impacts of the application of purchase accounting to the Aventis acquisition (€3,462 million net of deferred taxes, with no cash impact for the Group) and restructuring charges (€615 million net of tax), i.e. a total impact of €4,077 million.

2005 full-year reconciliation of consolidated income statement to adjusted consolidated income statement (unaudited):

			2005 full-year
€ million	2005 full-year	Adjustments	adjusted
	consolidated		consolidated
			(unaudited)

Net sales	27,311	-	27,311

Other revenues	1,202	-	1,202

Cost of sales	(7,566)	394 (a)	(7,172)

Gross profit	20,947	394	21,341

Research & development expenses	(4,044)	-	(4,044)

Selling & general expenses	(8,250)	-	(8,250)

Other current operating income	261	-	261

Other current operating expenses	(124)	-	(124)

Amortization of intangibles	(4,037)	3,925 (b)	(112)

Operating income – current	4,753	4,319	9,072

Restructuring costs	(972)	947 (c)	(25)

Impairment of PP&E and intangibles	(972)	965 (d)	(7)

Other operating income and expenses	79	-	79

Operating income	2,888	6,231	9,119

Financial expenses	(532)	-	(532)

Financial income	287	-	287

Income before tax and associates	2,643	6,231	8,874

Income tax expense	(477)	(2,297) (e)	(2,774)

Share of profit/loss of associates	427	157 (f)	584

Net income before minority interests	2,593	4,091	6,684

Minority interests	(335)	(14) (g)	(349)

Net income	2,258	4,077	6,335

Average number of shares outstanding (million)	1,336.5		1,336.5

Earnings per share (in euros)	1.69	3.05	4.74

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The material impacts of the application of purchase accounting to the Aventis acquisition and of restructuring charges on the 2005 full-year consolidated income statement are as follows:

(a)	A charge of €394 million arising from the workdown of acquired inventories remeasured at fair value. This adjustment has no cash impact on the Group.

(b)	An amortization charge of €3,925 million against intangible assets. This adjustment has no cash impact on the Group.

(c)	A pre-tax restructuring charge of €947 million.

(d)	Impairment losses of €965 million, relating primarily to Allegra. This adjustment has no cash impact on the Group.

(e)	The tax impact primarily comprises:

	1)	Deferred taxes of €1,965 million generated by the amortization charge of €3,925 million taken against intangible assets, by impairment of intangibles of €965 million, and by the €394 million charge arising from the workdown of acquired inventories remeasured at fair value. This adjustment has no cash impact on the Group.

	2)	A tax saving of €332 million related to the €947 million of restructuring charges.

(f)	In “Share of profit/loss from associates”:

	1)	A charge of €102 million corresponding to the amortization of intangibles (net of tax) and the workdown of acquired inventories. This adjustment has no cash impact on the Group.

	2)	An impairment loss of €55 million (net of tax), relating to Hexavac . This adjustment has no cash impact on the Group.

(g)	In “Minority interests”, an impact of €14 million representing the share attributable to minority shareholders of charges for the amortization and impairment of intangibles.

This adjustment has no cash impact on the Group.

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Appendix 4: Sanofi-aventis simplified consolidated balance sheet and statement of cash flows

Simplified consolidated statement of cash flows (unaudited)

€ million	2005

Adjusted consolidated net income	6,335

Depreciation, amortization & impairment of property, plant & equipment and	983
intangibles

Impact of restructuring costs, net of tax	(530)

Other items	(151)

Operating cash flow before changes in working capital	6,637

Changes in working capital	(239)

Net cash provided by operating activities	6,398

Acquisitions of property, plant & equipment and intangibles	(1,143)

Acquisitions of consolidated investments, net of acquired cash	(692)

Proceeds from disposals of property, plant & equipment and intangibles	733

Other items	1

Net cash used in investing activities	(1,101)

Issuance of sanofi-aventis shares	314

Proceeds from sale of shares on exercise of stock options	105

Dividends	(1,614)

Other items	174

Change in net debt	4,276

Sanofi-aventis simplified consolidated balance sheet

€ million
ASSETS	31/12/05	31/12/04*	LIABILITIES & EQUITY	31/12/05	31/12/04*

Property, plant and equipment	6,184	5,892	Shareholders' equity	46,637	41,061

Intangible assets (incl. goodwill)	60,463	61,567	Minority interests	189	462
Non-current financial assets,	6,890	5,985	Total equity	46,826	41,523
investments in associates and
deferred taxes
			Long-term debt	4,750	8,654
Non-current assets	73,537	73,444	Provisions & other non-current	7,454	6,929
			liabilities
			Deferred taxes	12,208	13,123
Inventories, accounts receivable	11,872	10,123	Non-current liabilities	24,412	28,706
& current financial assets
Cash and equivalents, short-	1,249	1,840	Accounts payable & other	8,995	7,790
term investments & deposits			current liabilities
			Short-term debt	6,425	7,388
Current assets	13,121	11,963	Current liabilities	15,420	15,178

TOTAL ASSETS	86,658	85,407	TOTAL LIABILITIES &	86,658	85,407
			EQUITY

*As allowed under IFRS 3, sanofi-aventis has reviewed some aspects of the Aventis purchase price allocation within the permitted 12-month period

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Appendix 5: Trend in selected items of adjusted net income

	Q4 2004	Q4 2005	2004	2005
€ million

Restructuring costs
	(10)	5	(140)	(25)
(Aventis pre-acquisition programs)

Gain/loss on divestments, bid defense costs	35	50	263	196

Litigation with Bayer	-	59	-	59

Investment provisions and financial instruments	(15)	9	(130)	15

Total before tax	10	123	(7)	245

Total after tax	7	84	(5)	168

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REMINDER
9:00 AM CET	The Full -Year 2005 results information meeting will be held today in Paris at the
Information meeting	Palais Brongniart / Palais de la Bourse (Place de la bourse / 75002 Paris). The meeting will be broadcast live on www.sanofi -aventis.com in French with simultaneous English translation; it will also be available by conference call through listen-only call-in numbers (see details below).

3:00 PM	The conference call and live -video webcast in English on Full -Year 2005 Results
CET Conference	will be available through www.sanofi -aventis.com.
call	Questions will only be accepted via telephone.

	Conference call	Replay	Replay code*	Replay code*
	numbers:	numbers:	meeting 9:00 AM	meeting 3:00 PM

France:	01 55 17 41 48	01 71 23 02 48	9479072#	9871497#

UK:	+ 44 207 784 10 17	+ 44 207 806 1970

USA:	+1 718 354 1158	+1 718 354 1112

*Replay available until March 5,2006

Recorded video webcast of both presentations available on
www.sanofi -aventis.com

New York: March 22, 2006

The presentation of the Full-Year 2005 Results in New York at the St. Regis Hotel (2 East 55th St. at 5th Avenue) at 1:00 PM EST. This presentation will be preceded by a lunch served at 12:00 PM EST.

Investor Relations Department
Europe Tel: + 33 1 53 77 45 45 US Tel: + 1 212 551 40 18
E-mail : IR@sanofi-aventis.com

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